Litman Gregory Funds Trust
4 Orinda Way Suite 200-D
Orinda, CA  94563

December 3, 2012

VIA EDGAR TRANSMISSION

Jeffrey W. Long
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:  Litman Gregory Funds Trust (File No. 811-07763)

Dear Mr. Long:

This letter is in response to the Staff’s oral comments and suggestions provided on November 6, 2012 pursuant to your review of (1) the Form N-CSR filed on March 7, 2012; (2) the Form N-CSRS filed on September 6, 2012; and (3) the registration statement filed pursuant to Rule 485(b) on April 30, 2012, each with respect to Litman Gregory Funds Trust (the “Trust”) and each of its series: the Litman Gregory Masters Equity Fund, the Litman Gregory Masters International Fund, the Litman Gregory Masters Value Fund, the Litman Gregory Masters Smaller Companies Fund, the Litman Gregory Masters Focused Opportunities Fund and the Litman Gregory Masters Alternative Strategies Fund (the “Funds”).  For your convenience, your comments and suggestions are summarized below and set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

1.	For each applicable Fund that invests in credit default swaps, please disclose the rate paid or received directly in the appropriate Schedule of Investments.

Response 1:  The Trust responds by noting it will make the requested change in future shareholder reports.

2.	Within the Schedule of Investments, please indicate which securities have been pledged as collateral.

Response 2:  The Trust responds by noting it will make the requested change in future shareholder reports.

3.	The Staff recommends that within the Schedule of Investments, the Funds disclose the implied credit spread, which shows how risky the security is.

Response 3:  The Trust responds by agreeing to consider the Staff’s recommendation for future shareholder reports.

4.	On the Balance Sheet, please be sure to reflect any payables to trustees, control companies and other affiliates as required under Article 6-04, Par. 12.(b) of Regulation S-X.

Response 4:  The Trust responds by noting it will make the requested change in future shareholder reports.

5.	In the Financial Highlights for each Fund, please be sure to reflect any expenses paid indirectly in a footnote in accordance with Instruction 4.(b) under Item 13 of Form N-1A.

Response 5:  The Trust responds by noting it will make the requested change in future shareholder reports.

6.	For the Litman Gregory Masters International Fund, please provide a detailed list of the securities categorized by country in the Levels 1, 2 and 3 valuations within the Notes to Financial Statements.

Response 6:  The Trust responds by noting it will make the requested change in future shareholder reports.

7.
The Staff observed that the in the Funds’ Prospectus, the Fee Table for the Litman Gregory Alternative Strategies Fund states that the Adviser can recoup fees it has waived.  If true, please provide a table in the shareholder report indicating the 3-year recoupment period and the amounts available to be recouped.

Response 7:  The Trust responds by noting it will make the requested change in future shareholder reports.

I trust that the above responses adequately address your comments.  If you have additional questions, please do not hesitate to contact me at (925)-253-5213.

Sincerely,

/s/ John Couglan
John Coughlan
Treasurer and Chief Compliance Officer
Litman Gregory Funds Trust